UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Solitron Devices, Inc.
(Name of issuer)

Common Stock, $0.01 par value
(Title of class of securities)

834256208
(CUSIP number)

December 31, 2023
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS
Granite State Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New Hampshire, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
138,573

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
138,573

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
138,573

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.65%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

1	NAMES OF REPORTING PERSONS
Eric Schleien

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
138,573

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
138,573

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
138,573

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.65%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1 (a).	Name of Issuer: Solitron Devices, Inc.

Item 1 (b).	Address of Issuer's Principal Executive Offices:
901 Sansburys Way
West Palm Beach, Florida 33411

Item 2 (a).	Name of Person Filing: This schedule 13G with respect to the Common Stock is filed jointly by the following:

Granite State Capital Management, LLC (“Granite”)
Eric Schleien (“Mr. Schleien”)

Granite may be deemed to be the beneficial owner of 138,573 shares of the common stock of Solitron Devices, Inc. (the “Common Stock”). Granite acts as an investment adviser to certain persons holding separately managed accounts with Granite, each of whom has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. Mr. Schleien may also be deemed to be the beneficial owner of the Common Stock because he controls Granite in his position as Granite’s Manager and Chief Executive Officer. Each of Granite and Mr. Schleien disclaim beneficial ownership of the Common Stock, except to the extent of its or his pecuniary interest in such Common Stock, if any.

Item 2 (b).    Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of Granite and Mr. Schleien is 6725 Brindisi Place, Round Rock, Texas, 78665.

Item 2 (c).    Citizenship: Granite State Capital Management, LLC was organized, associated or formed under the laws of the State of New Hampshire. Mr. Schleien is a United States Citizen.

Item 2 (d).	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2 (e).	CUSIP No: 834256208

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act;
b.	☐ Bank as defined in Section 3(a)(6) of the Act;
c.	☐ Insurance company as defined in Section 3(a)(19) of the Act;
d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
e.	☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	☒A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
j.	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
k.	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 2,083,436 shares of Common Stock issued and outstanding as of January 17, 2024, as reported in Solitron Devices, Inc.’s Form 10-Q for the quarter ending November 30, 2023.
(a)	Amount Beneficially Owned: 138,573 shares
(b)	Percent of Class: 6.65%
(c)	Number of Shares as to which Granite and Mr. Schleien have:
(i)	sole power to vote or to direct the vote -0- shares
(ii)	shared power to vote or to direct the vote 138,573 shares
(iii)	sole power to dispose or to direct the disposition of -0- shares
(iv)	shared power to dispose or to direct the disposition of 138,573 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2024

Granite State Capital Management, LLC

By:	/s/ Eric Schleien
Name: Eric Schleien
Its: Manager and Chief Executive Officer

Date: January 25, 2024

By:	/s/ Eric Schleien
Name: Eric Schleien

Exhibit A

JOINT FILING AGREEMENT

The Undersigned agree that the statement on Schedule 13G with respect to the common stock of Solitron Devices, Inc., dated as of January 25, 2024, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Granite State Capital Management, LLC

By:	/s/ Eric Schleien
Name: Eric Schleien
Its: Manager and Chief Executive Officer

By:	/s/ Eric Schleien
Name: Eric Schleien